NORTEK, INC. EXHIBIT 12.1

CALCULATION OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN MILLION)

	YEAR ENDED DECEMBER 31,				
	2002	2001	2000	1999	1998
Earnings (Loss)					
Earnings (Loss) from continuing operations	$ 59.0	$ 32.7	$ 38.4	$ 48.9	$ 36.0
Income Tax Provision (Benefit)	39.0	30.3	31.9	40.1	27.9
Earnings (Loss)	$ 98.0	$ 63.0	$ 70.3	$ 89.0	$ 63.9
Fixed Charges:					
Interest Expense including amortization of debt expense and discount	$ 96.6	$101.9	$ 97.4	$ 96.5	$ 86.3
Interest portion of rental expense	6.6	6.1	5.8	4.2	2.8
Fixed Charges	$103.2	$108.0	$103.2	$100.7	$ 89.1
Earnings available for fixed charges	$201.2	$171.0	$173.5	$189.7	$153.0
Ratio of earning to fixed charges	1.9	1.6	1.7	1.9	1.7